July 15, 2025

Leo Lu
Chief Executive Officer
Bitfufu Inc.
9 Temasek Boulevard
Suntec Tower 2, #13-01
Singapore 038989

       Re: Bitfufu Inc.
           Registration Statement on Form F-3
           Filed July 8, 2025
           File No. 333-288554
Dear Leo Lu:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Lulu Cheng at 202-551-3811 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Crypto
Assets
cc:   Yang Ge